UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Registered Direct Offering

On November 11, 2025, VisionSys AI Inc (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 9,230,750 American Depositary Shares (“ADS”) and accompanying series A warrants to purchase up to 9,230,750 ADSs (the “Series A Warrants”) in a registered direct offering. The combined effective offering price for each ADS and the accompanying Series A Warrant is $1.30 (the “Offering Price”). The gross proceeds to the Company from the registered direct offering are approximately $12.0 million before deducting the placement agent’s fees and other estimated offering expenses.

Each Warrant is immediately exercisable, will expire five years from the initial exercise date and have an exercise price of $1.30 per ADS, subject to adjustment of the exercise price to $0.91 on the First Reset Date and to $0.65 on the Second Reset Date (each as defined in the Series A Warrants) and subject to a floor price therein. The Series A Warrants may also be exercised on a zero cash exercise option pursuant to which the holder may exchange each warrant for three ADSs.

The Company agreed in the Purchase Agreement that it and its subsidiaries would not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Class A ordinary shares, or Ordinary Share Equivalents(as defined in the Purchase Agreement) for twenty (20) days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers, directors, and affiliates of the Company entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for one hundred and twenty (120) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on November 13, 2025 (the “Closing Date”).

The Company entered into certain placement agency agreement dated November 11, 2025 (the “Letter Agreement”), with Maxim Group LLC, as the lead placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6% of the gross proceeds raised in the Offering and reimburse the Placement Agent $50,000 for accountable expenses related to legal fees of counsel and certain other fees and expenses. The Company also agreed to pay such number of warrants (the “Placement Agent Warrants”) to the Placement Agent or its designees at the Closing Date to purchase the Class A ordinary shares represented by ADSs equal to 2.0% of the aggregate number of ADSs and accompanying Series A Warrants sold in the Offering. The Placement Agent Warrants exercise price will be 100% of the Offering Price. The Placement Agent Warrants will have an expiration date of five years from the commencement of sales and be in substantially the same form as the Series A Warrants issued in the Offering, except that the zero-cash exercise shall provide two ADSs instead of three.

Copies of the form of the Purchase Agreement, form of Lock-Up Agreement, form of the Series A Warrant, form of the Placement Agent Warrant and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Series A Warrants, Placement Agent Warrant, Lock-Up Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On November 12, 2025, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Conyers Dill & Pearman is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Conyers Dill & Pearman
99.1	Form of the Purchase Agreement
99.2	Form of Lock-Up Agreement
99.3	Form of Series A Warrant
99.4	Form of Placement Agent Warrant
99.5	Letter Agreement
99.6	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: November 20, 2025

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